================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                               For April 17, 2002

                              IONA Technologies PLC
             (Exact name of registrant as specified in its charter)

               Ireland                                   98-0151465
     (State or other jurisdiction of        (I.R.S. employer identification no.)
      incorporation or organization)

          The IONA Building                                 None
      Shelbourne Road, Ballsbridge                        (Zip code)
          Dublin 4, Ireland
(Address of principal executive offices)

                              (011) 353-1-662-5255
              (Registrant's telephone number, including area code)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  x        Form 40-F
                           -----                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                No   x
                      -----                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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FOR IMMEDIATE RELEASE

Contact:
Beth Mittelman                                       Jonathan Daly
Director of Investor Relations                       Corporate Communications
(781) 902-8033                                       (781) 902-8139
ir@iona.com                                          jonathan.daly@iona.com
-----------


IONA ANNOUNCES FIRST QUARTER RESULTS

Dublin, Ireland - April 17, 2002 - IONA(R), the leading e-Business Platform provider for Web Services Integration (NASDAQ: IONA), today announced first quarter revenues of $39.5 million and a pro forma loss of $2.4 million, or $0.08 per share.

Pro forma losses exclude amortization of purchased intangible assets, as well as stock compensation and the associated tax effect. On a U.S. GAAP basis, after taking into account the foregoing items, IONA reported a loss per share of $0.23 for the first quarter of 2002. For full details regarding IONA's reported results, reference the financial tables at the end of this release.

"Our core integration and application server platforms showed continued strength in the first quarter, and the momentum for our Web Services Integration solutions increased as evidenced by key customer and partner wins," said Barry Morris, IONA's Chief Executive Officer. "Over the last 12 months, IONA has gained market share relative to the independent Enterprise Application Integration (EAI) vendors."

"We executed well in a tough environment and we strengthened our balance sheet with a successful follow-on offering," added Dan Demmer, IONA's Chief Financial Officer. "Our results this quarter demonstrate the strength of our strategy, our solutions and our customer base."

Looking forward, the company assumes a continued difficult economic environment for the software sector during the first half of 2002. The company therefore expects revenue for the second quarter of 2002 to be in the range of $40 - $43 million, and a pro forma loss per share in the range of $0.02 - $0.06.

Highlights from IONA's first quarter 2002 included:

o Strengthened Balance Sheet - IONA successfully completed a follow-on offering, closing the quarter with $111 million in cash and marketable securities.

o    World's Leading Organizations Selected IONA's Orbix E2A
     o Winterthur Chose IONA's Web Services Integration Platform - Winterthur, one of the largest insurance companies in the world and a long-time user of IONA's


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            Application Server Platform and mainframe integration technologies, expanded their use of those products and standardized on IONA's Orbix E2A Web Services Integration Platform.

     o Compaq NSD Selected IONA's Application Server Platform - Compaq Non-Stop Division selected IONA's Application Server Platform as the standard for high-end, mission-critical applications running on the Compaq Non-Stop platform.

     o IONA Delivered Orbix E2A to Global 2000 - Organizations including Alcatel, Business Objects, CIBC Worldwide Markets, Ericsson, Lehman Brothers, Lexis-Nexis, Manugistics, MetaSolv, Telefonica, and Telstra entered into new or expanded license agreements with IONA in the first quarter.

o    IONA Signed Key Partnerships During the First Quarter of 2002
     o Compaq Global Services Established Integration Practice Using Orbix E2A - Compaq Global Services announced a Global Consulting Practice to provide next-generation Web services collaboration and integration to customers worldwide based on Orbix E2A.

     o IONA and HP Partnered to Deliver Orbix E2A on HP-UX - IONA and HP established an alliance to create new business through combined hardware, software, and services offerings. In addition, the companies agreed to optimize product performance on HP platforms.

     o IONA Signed KPMG Consulting and CSC to Alliance Program - IONA is now working with more than 20 of the world's leading systems integrators, including KPMG Consulting, CSC, PwC Consulting, SAIC, Ciber, Tata Infotech, and Toshiba.

o    IONA Received Major Industry Awards for Web Services Integration Products
     o Orbix E2A Wins eWeek eXcellence Award -- eWEEK analysts and corporate partners selected IONA's Orbix E2A as the leading Web Services Integration Platform.

     o Orbix E2A Awarded "World Class" Product Seal -- Web Services Journal magazine awarded Orbix E2A Web Services Integration Platform its "World Class Product" Award, noting several innovative features and citing it as "a leading contender in the family of Web Service Integration platforms."

     o Orbix E2A Selected as "Best of Show" -- Attendees at the XML & Web Services 2002 conference in London chose Orbix E2A Web Services Integration Platform as the "Best Overall Solution based on XML."

o IONA Introduced Industry's First Web Services Security Framework - One of the most significant obstacles to the adoption of Web services has been the need for security. IONA's Security Services framework allows Web services developers to easily tie into existing security systems, without resorting to proprietary or non-standard approaches.



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o    IONA Extended Product Leadership - IONA announced enhancements to the Orbix
     E2A product line extending its leadership in usability, enterprise features and support for the latest Web services standards.

IONA will host a conference call to discuss the company's first quarter 2002 results on Wednesday, April 17, 2002 at 10:00 am Eastern Daylight Time. Investors and other interested parties may dial into the call using the toll free number (800) 450-5192 in the United States or (706) 634-0918 for International callers.

This call is being Webcast by CCBN and can be accessed through the Investor Relations section of IONA's Web site at www.iona.com. Following the conclusion of the call, a rebroadcast will be available at IONA's Website or by calling
(800) 642-1687 in the U.S. or (706) 645-9291 outside the U.S., with reservation number 3769490 until April 24, 2002.

About IONA
IONA is the leading e-Business Platform provider for Web Services Integration with more than 4,500 customers worldwide. IONA Orbix E2A(TM), which consists of the award-winning Orbix E2A Web Services Integration Platform and Orbix E2A Application Server Platform, enables the flow of information across disparate systems and the liberation of application assets for new business opportunities.

Founded in 1991, IONA(R) (NASDAQ: IONA) is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts. The company had revenues of $181 million in 2001 and employs approximately 900 people in more than 30 offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance and market positioning, growth, demand and opportunity. The forward-looking statements made are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the integration of recent and future acquisitions; IONA's Orbix End 2 Anywhere strategy; IONA's enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. For a more detailed discussion of the risks and uncertainties, please refer to our periodic reports and registration statements filed with the Securities and Exchange Commission.

IONA, IONA Technologies, the IONA logo, Orbix, E2A, End 2 Anywhere, End To Anywhere, Orbix E2A, IONA E2A, IONA e-Business Platform, iPortal Application Server, SureTrack, IONA XMLBus, Adaptive Runtime Technology, Orbacus, Orbix/E, IONA University and Total Business Integration are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. All other trademarks that may appear herein are the property of their respective owners.



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

                                IONA Technologies
                 Condensed Consolidated Statement of Operations
               (U.S. dollars in thousands, except per share data)


                                                   Three Months Ended
                                                  March 31,    March 31,
                                                    2002         2001
                                                 (Unaudited)  (Unaudited)
                                                 ------------------------
         Revenue:
            Product revenue                          $25,567      $27,635
            Service revenue                           13,955       15,017
                                                 -----------  -----------
             Total revenue                            39,522       42,652

         Cost of revenue:
            Cost of product revenue                      456        1,203
            Cost of service revenue                    7,587        8,431
                                                 -----------  -----------
             Total cost of revenue                     8,043        9,634
                                                 -----------  -----------
             Gross profit                             31,479       33,018

         Operating expense:
            Research and development                  10,514        7,949
            Sales and marketing                       20,703       18,299
            General and administrative                 3,562        3,559
            Amortization of goodwill
            and purchased intangible
            assets                                     3,268        4,117
                                                 -----------  -----------
             Total operating expense                  38,047       33,924

         Income (loss) from operations                (6,568)        (906)
            Interest income, net                         195        1,064
            Net exchange loss                           (255)        (120)
            Other                                          4          164
                                                 -----------  -----------
         Income (loss) before
         provision for (benefit of)
         income taxes                                 (6,624)         202
         Provision for income taxes                        0          611
                                                 -----------  -----------
         Net income (loss)                           ($6,624)       ($409)
                                                 ===========  ===========

         Net income (loss) per Ordinary Share
         and per ADS
             Basic                                    ($0.23)      ($0.02)
             Diluted                                  ($0.23)      ($0.02)
             Pro forma basic                          ($0.08)       $0.17
             Pro forma diluted                        ($0.08)       $0.15
                                                 ===========  ===========
         Shares used in computing net income
         per ordinary share and per ADS
         (in thousands)
             Basic                                    29,399       22,165
             Diluted                                  29,399       22,165
             Pro forma basic                          29,399       22,165
             Pro forma diluted                        29,399       23,929
                                                 ===========  ===========

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

                                IONA Technologies
                        Pro forma Statement of Operations
         Impact of Pro forma Adjustments on Pro forma Net (Loss) Income
               (U.S. dollars in thousands, except per share data)


                                                       Three Months Ended                     Three Months Ended
                                                         March 31, 2002                         March 31, 2001
                                             ------------------------------------   ---------------------------------------

                                             As Reported   Adjusts(1)   Pro forma   As Reported    Adjusts(2)    Pro forma
                                             -----------   ----------   ---------   -----------    ----------    ---------
Revenues                                        $39,522            0      $39,522       $42,652            0      $42,652

Cost of revenue                                   8,043         (107)       7,936         9,634            0        9,634

Gross profit                                     31,479          107       31,586        33,018            0       33,018

Total operating expense                          38,047       (3,616)      34,431        33,924       (4,215)      29,709

Income (loss) from operations                    (6,568)       3,723       (2,845)         (906)       4,215        3,309

Income (loss) before provision for
income taxes                                     (6,624)       3,723       (2,901)          202        4,215        4,417

Net income (loss)                               ($6,624)       4,201      ($2,423)        ($409)       4,097       $3,688

Net income (loss) per ordinary share and
per ADS
      Basic                                      ($0.23)       $0.15       ($0.08)       ($0.02)       $0.19        $0.17
      Diluted                                    ($0.23)       $0.15       ($0.08)       ($0.02)       $0.17        $0.15

Shares used in computing net income per
ordinary share and per ADS (in thousands)
      Basic                                      29,399                    29,399        22,165                    22,165
      Diluted                                    29,399                    29,399        22,165                    23,929


(1) Adjusted to exclude: amortization of purchased intangible assets of $3,268,000, stock compensation of $455,000 and the associated tax effect of ($478,000) for the three months ended March 31, 2002.

(2) Adjusted to exclude: amortization of goodwill and purchased intangible assets of $4,117,000, stock compensation of $98,000 and the associated tax effect of $118,000 for the three months ended March 31, 2001.



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                                IONA Technologies
                      Condensed Consolidated Balance Sheets
          (U.S. dollars in thousands, except share and per share data)

                                                               March 31,       December 31,
                                                                 2002             2001
                                                              (Unaudited)      (Unaudited)
                                                         ----------------------------------
          ASSETS
   Current assets:

        Cash and cash equivalents                                 $11,712          $28,509
        Restricted cash                                             1,078            1,078
        Marketable securities                                      98,239           24,110
        Accounts receivable, net of allowance for
          doubtful accounts of $1,321 at March 31,
          2002 and December 31, 2001                               37,499           44,207
        Prepaid expenses and other current assets                   4,428            4,290
                                                         ----------------------------------
             Total current assets                                 152,956          102,194

   Property and equipment, net                                     17,977           18,789
   Other non-current assets                                        37,728           47,948
   Investments                                                         50               50
   Goodwill, net of accumulated amortization of
     $64,654 at March 31, 2002 and December 31, 2001              276,808          268,717
                                                         ----------------------------------
             Total assets                                        $485,519         $437,698
                                                         ==================================

          LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
        Accounts payable                                           $1,964           $3,429
        Accrued payroll and related expenses                        6,705           12,134
        Other accrued liabilities                                  10,688           14,017
        Deferred revenue                                           29,306           32,352
                                                         ----------------------------------
             Total current liabilities                             48,663           61,932

   Shareholders' equity:
        Ordinary Shares, E 0.0025 par value,
          150,000,000 shares authorized; 32,573,966
          and 27,816,711 shares issued and outstanding
          at March 31, 2002 and December 31, 2001,
          respectively                                                 91               80
        Additional paid-in capital                                493,879          427,128
        Accumulated deficit                                       (53,244)         (46,620)
        Deferred stock compensation                                (3,870)          (4,822)
                                                         ----------------------------------
             Total shareholders' equity                           436,856          375,766
                                                         ----------------------------------
             Total liabilities and shareholders'
             equity                                              $485,519         $437,698
                                                         ==================================



                                       ###



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized,

                                            IONA Technologies PLC

Date:   April 18, 2001                      By:  /s/ Barry S. Morris
      ------------------                         -----------------------------
                                                  Chief Executive Officer
                                                    and Director



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